UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Publicly-held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) informs the market that on November 14 and 15, 2011 the Company filed a shelf registration statement and a related prospectus supplement with the U.S. Securities & Exchange Commission (“SEC”) with the purpose of having available for sale on a registered basis by Santander Brasil and certain companies belonging to Grupo Santander approximately 8% of Santander Brasil's stock. Santander Brasil hereby announces to the market that it has been informed by Banco Santander, S.A. (“Santander Spain”) that it is Grupo Santander's intention to use the registration to: (i) allow greater flexibility to the group in fulfilling its commitment to deliver approximately a 5% stake in Santander Brasil under the outstanding exchangeable bonds; and (ii) fulfil Banco Santander’s commitment to reach a 25% free float in Santander Brasil's prior to October 2012 (or, subject to agreement with BM&FBOVESPA, prior to October 2014) when market conditions are appropriate.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about Santander Brasil and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request it by calling 1-212-583-4629.

São Paulo, November 25, 2011.

Banco Santander (Brasil) S.A.

Carlos Alberto Lopez Galan

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer without specific designation

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopez Galan Vice - President Executive Officer